Exhibit 99.1

Progressive Waste Solutions Joe Quarin, Vice Chair and CEO 33rd Annual Raymond James Institutional Investors Conference Orlando March 5, 2012

Forward Looking Statements Forward-Looking Statement This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from the forward-looking statements. Most of these factors and assumptions are outside our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the expected synergies resulting from the Waste Services, Inc. acquisition; our ability to further integrate Waste Services, Inc. into Progressive Waste Solutions Ltd. in a timely and cost-effective manner; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.'s results to differ materially from those described in the forward-looking statements can be found in the most recent prospectus under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law. 2

2011 - A Year In Review 3

4 $US(MM) except per share amounts 2010 2011 YoY Canada 584.1 757.6 29.7% U.S. South 502.3 723.3 44.0% U.S. Northeast 343.4 359.2 4.6% Total Revenues $1,429.8 $1,840.1 28.7% Adjusted Net Income(A) Reported Net Income (loss) $102.4 $82.2 $135.0 ($196.1) 31.8% (338.7%) Adjusted EPS (diluted) Reported EPS (diluted) $0.95 $0.76 $1.12 ($1.63) 17.9% (314.5%) Adjusted Operating Income(A) $208.6 $280.9 34.7% Adjusted EBITDA(A) $415.8 $534.5 28.6% Adjusted EBITDA(A)margin 29.1% 29.0% (10bps) Free Cash Flow(B) $194.3 $262.5 35.1% FCF(B) Margin 13.6% 14.3% 70 bps FCF(B) Per share $1.81 $2.17 19.9% Weighted Average Share Count 107.5 120.7 (A) Please refer to the definition and explanation of (A) on slide 30. (B) Please refer to the definition and explanation of (B) on slide 30. FY 2011 Financial Highlights

5 Components of Gross Revenue Growth (Decline) Q411 FY11 Core Price 1.2% 1.4% Fuel Surcharges 0.9% 1.1% Recycling and other (0.2%) 0.4% Total Price Growth 1.9% 2.9% Volume 0.6% 0.6% Total gross organic revenue growth 2.5% 3.5% Acquisitions 5.6% 6.0% Total gross revenue growth 8.1% 9.5% Gross Revenue Growth Q4/11 reported revenues increased 6.4% to $457.2 MM Q4/11 gross revenues increased 8.1% to $520.8MM

6 $1,840 Reported Revenue Growth by Segment $US (Millions) 29% Growth YoY $1,008 Canadian revenue increased 29.7% year-to-year U.S. South revenue increased 44% year-to-year U.S. Northeast revenue increased 4.6% year-to-year % of Total Revenues Canada U.S. South U.S. Northeast 34.6% 40.9% 41.2% 33.8% 35.1% 39.3% 31.6% 24.0% 19.5% U.S. Northeast U.S. South Canada $1,430

2012 Outlook 7

8 FY 2012E Low High Revenues $1.88B $1.91B Adjusted EBITDA(A) $535 MM $550 MM Amortization as a % of revenue Approximately 14.2% Capital and Landfill Expenditures(1) $200 MM $205 MM Cash Taxes $51 MM $53 MM Effective Tax Rate 38% of Income before tax Adjusted Net Income(A) per diluted share $1.13 $1.17 Free Cash Flow(B)(1) $220 MM $240 MM Expected annual cash dividend (C$) per share payable on a quarterly basis $0.56 2012 Outlook Outlook for 2012 assumes no change in the current economic environment and excludes the impact of any additional acquisitions we may complete in 2012. Assumes parity between the Canadian and U.S. dollar. Assumes average recycled fiber prices to remain at early February levels. (At February 1, 2012, the price of OCC was $127/ton) (1) Does not include anticipated internal infrastructure investments of $40MM - $50MM. (A) Please refer to the definition and explanation of (A) on slide 30. (B) Please refer to the definition and explanation of (B) on slide 30. 1. 2. 3.

9 Capital Allocation

As a % of revenue: Replacement Growth 10 Replacement & Growth CAPEX $143 $USD (MM) 2012 Replacement CAPEX To be stable, but slightly higher as a percentage of revenue due to development of a new facility to accommodate larger operations. 2012 Growth CAPEX Includes $25MM related to recent municipal contract wins. Jefferson Parish, LA Recycling contract (June 2012 start) Surrey, BC Collection contract (November 1, 2012 start) Jefferson Parish, LA Landfill Operating contract (Requires additional $5MM of capital in 2013 for a mid-year start) Aggregate IRR in the mid-to-high teens. $122 2.9% 4.8% 2.4% 7.0% 7.3% 6.9% (1) Does not include anticipated internal infrastructure investments of $40MM - $50MM. Growth Replacement $171 Total CAPEX $200 – $205(1)

11 Uses of Cash: A Broader View What is the best use of our capital given the options available to us? How can we deliver the highest shareholder return?

Disciplined Acquisition Model 12 Acquisition Triggers Strategic Fit Can we apply our market strategies to these assets? Allows us to leverage our organic growth strategies Consistent with our business model Business Mix Enhancement Would assets be consistent with, or improve, existing business mix? Long term revenue quality Improve internalization and EBITDA(A)margins Cash Flow Generation Is the free cash flow (B) sustainable? FCF(B) per share Evaluate assets on DCF Model Meets Return Requirements Does this acquisition meet our own stringent return hurdles? Thresholds for IRR and ROE Focus on FCF(B) generation/sustainability Solid Waste services industry is still consolidating Well positioned to be disciplined buyers of both strategic “tuck-ins” and platforms that can deliver returns in excess of our targets.

13 Planned Uses of Cash Take a multi-pronged approach to allocating capital to generate sustainable and growing total return to shareholders. Based on current capital allocation plans, anticipate adjusted debt-to-EBITDA will remain flat year-over-year Capital Allocation 2012 Acquisitions* $100 -150 MM Internal Infrastructure Investments $40-$50 MM Share Repurchase $75 MM -$100 MM Dividends ~$65 MM Corporate Development Return to Shareholders * Acquisitions are not included in 2012 Guidance.

Internal Infrastructure Investments

Key Areas	Strategic Positioning
Internal Infrastructure Investment Opportunities Expected	▪ More strategic and discretionary than normal growth CAPEX ▪ Projects span 12-24 months ▪ Timing dependent on factors such as permitting and equipment lead times
What we expect	▪ Roughly $40-$50MM of capital outlay to be back-end loaded in 2012 ▪ Balance of spending to be in 2013 ($20-30MM)
Impact	▪ Higher internalization, incremental organic revenue and free cash flow starting in 2013 and beyond ▪ Low-risk projects resulting in high margin, long-term free cash flow and high return on capital ▪ Expect aggregate return in the mid-to-high teens

Project Capital Allocation	Canada		U.S. South	Total	Expected EBITDA Contribution		
	Landfill Gas Upgrade Project	Transfer & Material Recovery Facilities	Transfer & Material Recovery Facilities		2012	2013	2014
2012	~$15MM	~$20MM	~$15MM	~$50MM	~$1MM	$8-10MM Incremental	
2013	~$25MM		~$5MM	~$30MM			$8-10MM Incremental
Total	~40MM	~20MM	~$20MM	~$80MM			

14

15 Planned Uses of Cash Take a multi-pronged approach to allocating capital to generate sustainable and growing total return to shareholders. Based on current capital allocation plans, anticipate adjusted debt-to-EBITDA will remain flat year-over-year Capital Allocation 2012 Acquisitions* $100 -150 MM Internal Infrastructure Investments $40-$50 MM Share Repurchase $75 MM -$100 MM Dividends ~$65 MM Corporate Development Return to Shareholders * Acquisitions are not included in 2012 Guidance.

16 Catalysts for Growth Looking ahead we are focused on growth which would be augmented by various catalysts. Macro/ Industry Catalysts Improved economy A pick up in the economy would drive MSW & C&D volumes higher and lift pricing. Weak areas that would improve: parts of Florida (US South) & New York (US northeast). Special Waste Additional special waste volumes is upside New York State Shale Approval Well positioned to take in Marcellus shale drillinginto Seneca Meadows. Higher recycled fiber pricing vs. outlook Increase in OCC pricing would improve earnings BIN Growth Catalysts Acquisitions Strong pipeline of tuck-in acquisitions Would like to do $100 - $150MM in 2012 New York City Long Term Plan

QUESTION & ANSWER March 5, 2012

18 Appendix

Q4 2011 Financial Review 19

20 (US$MM) Except per share amounts Q4/10 Q4/11 YoY Canada 181.6 185.6 2.2% U.S. South 158.8 185.4 16.8% U.S. Northeast 89.5 86.2 (3.7%) Total Revenues $429.9 $457.2 6.4% Adjusted Net Income(A) Reported Net Income (loss) 27.2 21.7 38.0 (296.2) 39.5% (1466.0%) Adjusted EPS (diluted) Reported EPS (diluted) $0.22 $0.18 $0.32 ($2.48) 45.5% (1477.8%) Adjusted Operating Income(A) $61.3 $76.0 24.0% Adjusted EBITDA(A) $123.6 $133.9 8.3% Adjusted EBITDA(A) margin 28.7% 29.3% 60 bps Free Cash Flow(B) $42.4 $59.3 40.0% FCF(B) Margin 9.9% 13.0% 310 bps Weighted Average Share Count 121.7 119.6 Total Actual Outstanding Share Count 118.3 Q4 2011 Financial Highlights (A) Please refer to the definition and explanation of (A) on slide 30. (B) Please refer to the definition and explanation of (B) on slide 30.

21 Q411 Q411 FY11 FY11 Reported Net Income and EPS (diluted) ($296.2) ($2.48) ($196.1) ($1.63) Items of note MM EPS MM EPS Business Revenue/ Expense Line item Restructuring expenses and Goodwill Impairment $361.0 $3.02 $362.1 $3.00 Corporate/ US Northeast Restructuring / Goodwill Non-Renewal of Executive Agreement $9.9 $0.08 $9.9 $0.08 Corporate SG&A Transaction and related costs $0.1 0 $1.9 $0.02 Corporate SG&A Fair Value Movements in Stock Options ($2.6) ($0.02) ($6.8) ($0.06) Corporate SG&A Restricted share expense $0.7 $0.01 $2.1 $0.02 Corporate SG&A Net gain on financial instruments ($1.1) ($0.01) ($5.0) ($0.04) All Other expenses $0 $0 $0.9 $0.01 All Net income tax expense (recovery) ($33.8) ($0.28) ($34.0) ($0.28) Excluding items of note above Adjusted net income(A) and Adjusted EPS (diluted) $38.0 $0.32 $135.0 $1.12 Reconciliation of Adjusted Net Income and EPS to Reported (A) Please refer to the definition and explanation of (A) on slide 30.

22 Q411 FY11 Adjusted EBITDA(A) $133.9 $534.5 $US (MM) $US (MM) Purchase of restricted shares - ($4.2) Capital and landfill asset purchases ($54.3) ($171.0) Proceeds from sale of capital assets 0.7 $5.9 Landfill closure/post-closure expenses ($1.2) ($4.3) Landfill closure/post-closure accretion expense $1.2 $5.1 Interest on long-term debt ($13.7) ($62.1) Non-cash interest expense $1.7 $6.0 Current income tax expense ($9.0) ($47.4) Excluding items of note above Free cash flow(B) $59.3 $262.5 Reconciliation of Adjusted EBITDA to Free Cash Flow (A) Please refer to the definition and explanation of (A) on slide 30. (B) Please refer to the definition and explanation of (B) on slide 30.

Long-Term Debt Summary As at December 31, 2011, total long-term debt stood at $1.31B US As at December 31, 2011, total funded long-term debt to pro forma Adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, was approximately 2.47x Target long-term leverage of between 2.3x and 2.7x Available Lending (MM) Facility Drawn (MM) Letters of Credit (MM) Available Capacity (MM) Canadian Long-Term Debt Facilities (in C$) Senior Secured Debenture, Series B $58.0 $58.0 _ _ Revolving Credit Facility $525.0 $349.0 $55.5 $120.5 U.S. Long-Term Debt Facilities (in US$) Revolving Credit Facility $1,122.5 $800.5 $143.7 $178.3 IRBs(1) $194.0 $109.0 _ $85.0 Other Notes $3.0 $3.0 _ _ (1)Variable Rate Demand Solid Waste Disposal Revenue Bonds (A) Please refer to the definition and explanation of (A) on slide 30. 23

Reported and Gross Revenues 2011 Strong Revenue from Canadian and U.S. Operations Total Reported (Net) Revenues(1) $1,840 million U.S. Canada $1,082 million $758 million U.S. Operations US$1,235 million Commercial Transfer & Disposal Recycling & Other Residential Industrial Commercial Transfer & Disposal Recycling & Other Residential Industrial Canadian Operations C$852 million (1) Gross Revenue includes intercompany revenue. Gross Revenue From Operations(1) 27.0% 30.9% 15.0% 20.7% 6.4% 34.8% 26.3% 16.6% 15.9% 6.4%

25 Recycled Fiber Sensitivity Annual Tons of Recycled Fiber (OCC, ONP, SOP) Per $10 Change/Ton(1)(2) Annual Revenue Impact per Ton(2) Annual EPS Impact per Ton(2) Current MRF tonnage 534,000 $7.0MM $0.035 - $0.04 Current collected tonnage to 3rd Parties 402,000 At February 1, 2012 the price OCC was $127/ton. Based on average basket of recycled fiber including old corrugated cardboard (60%) and newsprint, sorted office paper and mixed paper (40%). 1) 2)

26 FX Sensitivity Guidance outlook for 2012 assumes parity between the CAD & USD. If the U.S. dollar strengthens by 10 basis points our reported revenues will decline by approximately $7,600. EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar. The impact on net income for a similar change in FX rates, results in an approximately $1,000 decline. Should the U.S. dollar weaken by 10 basis points, our reported results will improve by similar amounts.

27 2011 FX Performance FX CAD –> USD 2011 – 2012 YTD Bank of Canada Noon Rates Parity Q1’11 Q2’11 Q4’11 Q1’12 YTD Q3’11 CAD-US Cumulative Average FX

28 Tuck-In Acquisitions Q1 Q2 Q3 Q4 Total U.S. South - 3 4 1 8 U.S. Northeast 1 1 1 - 3 Canada - 2 1 - 3 Total 1 6 6 1 14 2011 Acquisitions Solid Waste services industry is still consolidating Well positioned to be disciplined buyers of both strategic “tuck-ins” and platforms that can deliver returns in excess of our targets Total of 14 Acquisitions in 2011 contributed approximately $55MM of revenues in 2011 with expected rollover revenue contribution in 2012 of approximately $35MM.

29 Components of Gross Revenue Growth (Decline) CAN Q4/10 US Q4/10 CAN Q4/11 US Q4/11 Total Company Q411 Total Company FY11 Core Price 2.4% 1.0% 2.1% 0.5% 1.2% 1.4% Fuel Surcharges 0.9% 0.5% 0.8% 1.0% 0.9% 1.1% Recycling and other 0.7% 1.0% (0.2%) (0.2%) (0.2%) 0.4% Total Price Growth 4.0% 2.5% 2.7% 1.3% 1.9% 2.9% Volume 2.3% 1.3% 1.5% 0.0% 0.6% 0.6% Total gross organic revenue growth 6.3% 3.8% 4.2% 1.3% 2.5% 3.5% Acquisitions 2.7% 5.8% 0.3% 9.5% 5.6% 6.0% Total gross revenue growth 9.0% 9.6% 4.5% 10.8% 8.1% 9.5% Gross Revenue Growth Q4/11 reported revenue increased 6.4% to $457.2 MM Q4/11 gross revenue increased 8.1% to $520.8 MM

Non-GAAP Disclosure 30 Reference is made in this presentation to non-GAAP financial measures, including adjusted EBITDA and free cash flow. The measures themselves are not recognized under U.S. GAAP and Progressive Waste Solutions Ltd’s method of calculation may not be comparable to that of other companies. Non GAAP financial measures should be viewed in addition to, and not as an alternative for, other measures of performance prepared in accordance with GAAP. See "Non-GAAP financial measures" in the Prospectus. (A) Adjusted EBITDA - All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options, restricted share expense and a non-recurring one-time charge resulting from the non-renewal of the Company’s former Vice Chairman and Chief Executive Officer’s agreement. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B). Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B). Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings. Interest on long-term debt – interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B). Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B). Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B). Continued on next slide.

Non-GAAP Disclosure – continued 31 (B) Free Cash Flow or ‘FCF’ We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income or loss are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income or loss before restructuring expenses, goodwill impairment, amortization and net gain or loss on sale of capital assets and ending with net income or loss and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations. A reconciliation between operating income or loss and adjusted EBITDA is provided below. Adjusted operating income and adjusted net income are also presented below. Three months ended December 31 Year ended December 31 2011 2010 2011 2010 Operating (loss) income $ (293,048) $ 54,814 $ (88,391) $ 184,495 Transaction and related costs - SG&A 141 2,389 1,880 8,563 Fair value movements in stock options - SG&A (2,685) 2,166 (6,808) 8,336 Restricted share expense - SG&A 726 579 2,107 1,977 Non - renewal of executive agreement - SG&A 9,928 - 9,928 - Restructuring expenses and goodwill impairment 360,968 1,388 362,166 5,180 Adjusted operating income 76,030 61,336 280,882 208,551 Net gain on sale of capital assets (541) (33) (3,412) (414) Amortization 58,372 62,263 257,066 207,666 Adjusted EBITDA $ 133,861 $ 123,566 $ 534,536 $ 415,803 Net (loss) income $ (296,188) $ 21,683 $ (196,136) $ 82,169 Transaction and related costs - SG&A 141 2,389 1,880 8,563 Fair value movements in stock options - SG&A (2,685) 2,166 (6,808) 8,336 Restricted share expense - SG&A 726 579 2,107 1,977 Non - renewal of executive agreement - SG&A 9,928 - 9,928 - Restructuring expenses and goodwill impairment 360,968 1,388 362,166 5,180 Interest on long - term debt (high yield defeasance) - - - 2,409 Net gain on financial instruments (1,101) (2,245) (4,984) (5,493) Other expenses 45 2,566 872 3,210 Net income tax expense or (recovery) (33,839) (1,281) (34,022) (3,916) Adjusted net income $ 37,995 $ 27,245 $ 135,003 $ 102,435